Filing Fee.

EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I/A

(Form Type)

FlowStone Opportunity Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	-		-
Fees Previously Paid	$25,969,153	$0.0001102	$2,861.80
Total Transaction Valuation	$25,969,153
Total Fees Due for Filing
Total Fees Previously Paid			$2,861.80
Total Fee Offsets			-
Net Fee Due			$0.00